April 29, 2024

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Hugh West, Accounting Branch Chief
Charles Eastman, Senior Staff Accountant
Sarah Sidwell, Staff Attorney
Jay Ingram, Staff Attorney

Re:	Sow Good Inc.
Registration Statement on Form S-1
File No. 333-277042

Acceleration Request
Requested Date: May 1, 2024
Requested Time: 4:30 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sow Good Inc. (the “Registrant”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-277042) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Registrant or its counsel may orally request (the “Registration Statement Acceleration Request”) via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). The Registrant hereby authorizes Drew Valentine of DLA Piper LLP (US), counsel for the Registrant, to make such request on the Registrant’s behalf.

We request that we be notified of the effectiveness of the Registration Statement by telephone to Drew Valentine of DLA Piper LLP (US) at 512-457-7019, or in his absence, Jordyn Giannone of DLA Piper LLP (US) at 212-335-4542. Thank you for your assistance.

Very truly yours,

/s/ Claudia Goldfarb
Claudia Goldfarb
Chief Executive Officer and Director

cc:	Ira Goldfarb (Sow Good Inc.)
Claudia Goldfarb (Sow Good Inc.)
Drew Valentine (DLA Piper LLP (US))
Jordyn Giannone (DLA Piper LLP (US))
John Slater (Latham & Watkins LLP)